UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 9 April 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

ILLEGAL STRIKES AT GOLD FIELDS' GHANAIAN MINES RESOLVED

Johannesburg, 09 April 2013 - Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to report that employees at its Tarkwa and Damang mines in Ghana returned to work yesterday evening and this morning after embarking on illegal industrial action last Tuesday (2 April 2013).

This follows after management and the Ghana Mineworkers Union reached settlement on the issues that gave rise to the dispute.

-ends-

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email: Willie.Jacobsz@goldfields.co.za

Media – South Africa
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email :   Sven.Lunsche@goldfields.co.za

Media – Ghana
Sharda Naidoo
Mobile: +233 533 338 138 (Ghana)
Mobile: +27 83 560 1769
email: Sharda.Naidoo@goldfields.co.za

Notes to editors

About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.

Sponsor: J.P. Morgan Equities Limited

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238
email   Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@goldfields.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 9 April, 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer